

November 14, 2014

<u>Via Email</u>
Mr. Mark Gasson
Chief Executive Officer
Panex Resources Inc.
Coresco AG
Level 3
Gotthardstrasse 20 6300
Zug, Switzerland

> **Re:** **Panex Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed November 5, 2014**
> **File No. 333-199871**

Dear Mr. Gasson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1, filed November 5, 2014</u>

<u>General</u>

1. We note that you are registering a total of 1,339,143,556 shares for sale by the selling stockholders, including several affiliates. According to the tables in your Selling Stockholders and Security Ownership of Certain Beneficial Owners and Management section you had 1,416,136,507 shares outstanding of which at least 601,977,553 appear to be held by affiliates. We also note that the majority of shares registered in this offering were acquired within the last four months. Given that you are registering for resale an amount of shares accounting for approximately 164% of outstanding non-affiliated

shares, and given the duration for which the majority of these shares have been held, please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors relevant to the determination. For guidance, please refer to the Securities Act Rules C&DI Section 612.09.

2. Your registration statement indicates that selling shareholders will sell their shares "at prevailing market prices," and that your shares are quoted on the OTC Pink. Please note that for purposes of providing a price pursuant to Item 501(b)(3) of Regulation S-K and Item 16 of Schedule A to the Securities Act, we do not view the OTC Pink quotation as an existing market for the securities. Please take this into consideration in your response to comment 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Conrad Lysiak